BrilliA Inc
220 Orchard Road
Unit 05-01, Midpoint Orchard

Singapore 238852

June 12, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Beverly Singleton, Kevin Stertzel, Erin Donahue and Jennifer Angelini

Re:	BrilliA Inc
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted May 31, 2024
CIK No. 0002000230

Dear Sir or Madam,

This letter is in response to your letter on June 6, 2024, in which you provided comments to the Amendment No. 2 to the Registration Statement on Form DRS/A of BrilliA Inc (the “Company”) submitted to the U.S. Securities and Exchange Commission on May 31, 2024. On the date hereof, the Company has submitted an Amendment No. 2 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Unaudited Pro Forma Condensed Combined Financial Information, page 37

1.	Please address the following:

●	We note your revisions made in the first paragraph on page 37 in response to prior comment 9. In this regard we see that you have included the respective comparable prior periods in a single column alongside the current period presentation. Revise your presentation to include separate pro forma statements of profit or loss and other comprehensive income (along with related pro forma adjustments and corresponding footnotes) for the six months ended September 30, 2023, the six months ended September 30, 2022, the fiscal year ended March 31, 2023, and the fiscal year ended March 31, 2022.

●	Refer to the statements of profit or loss and other comprehensive income. Provide sub-totals in the column of your transaction accounting adjustments as previously requested in prior comment 11. We note you only provided the sub-totals on the pro forma statement of financial position.

●	Refer to the tabular disclosure in adjustment (c) on page 41. Please reconcile the amounts shown for the line item pro forma adjusted net profit with the amounts disclosed on page 39 for the line item profit for the financial year, attributable to the owners of the parent.

●	Refer to the tabular disclosure in adjustment (d) on page 41. For the sub footnote (1) disclosure, clarify that you are presenting pro forma for the reorganization only, and not pro forma as adjusted for the net proceeds of the offering.

RESPONSE: We respectfully advise the staff that we have updated the Unaudited Pro Forma Condensed Combined Financial Information from page 37 to include the separate pro forma statements of profit or loss and other comprehensive income (along with related pro forma adjustments and corresponding footnotes) for the six months ended September 30, 2022, and the fiscal year ended March 31, 2022.

Additionally, subsequent to the financial year ended March 31, 2024, BrilliA Inc. (“BrilliA”) has consummated the acquisition of Bra Pro Limited (“Bra Pro”) and BrilliA Holdings (Singapore) Pte. Ltd. (“BrilliA Singapore”), which holds 99.99% of PT. Mirae Asia Pasifik (“MAP”). These acquisitions were completed on April 30, 2024. Since BrilliA does not meet the definition of a “business” in accordance with IFRS 3 Business Combinations, the acquisition of a 99.99% equity interest in Bra Pro by BrilliA through a share exchange agreement executed on April 30, 2024, is not considered a business combination under IFRS 3, but rather a share-based payment transaction, which will be accounted for in accordance with IFRS 2 Share-based Payment. Based on the principle of reverse acquisition accounting by analogy, Bra Pro will be identified as the accounting acquirer, while BrilliA will be identified as the accounting acquiree. Consequently, upon completion of the acquisition, this transaction will be accounted for in the consolidated financial statements of the legal parent (i.e., BrilliA) as a continuation of the financial statements of the legal subsidiary (i.e., Bra Pro) based on historical values. No deemed issue of shares by Bra Pro under IFRS 2 and any resulting listing expenses are recognized, as the effective equity interests in Bra Pro and the combined entity (i.e., BrilliA and Bra Pro) held by the original shareholder of BrilliA are approximately the same before and after the acquisition.

As the financial statements of BrilliA Inc. for the year ended March 31, 2024, will be dated after April 30, 2024, when the acquisition of Bra Pro, BrilliA Singapore, and MAP has been completed, reference to IAS 10 - Events After the Reporting Period, contains requirements for when events after the end of the reporting period should be adjusted in the financial statements. The financial statements of BrilliA for March 31, 2024, will be prepared based on the above consolidated basis, together with the results of Bra Pro, BrilliA Singapore, and MAP, retrospectively for both March 31, 2023, and March 31, 2024.

Hence, the Unaudited Pro Forma Condensed Combined Financial Information for the six months ended September 30, 2023, the six months ended September 30, 2022, the fiscal year ended March 31, 2023, and the fiscal year ended March 31, 2022, will be removed during the insertion of the Consolidated Financial Statements for the financial years ended March 31, 2024, and March 31, 2023. We respectfully would like the Staff to confirm that they are comfortable with this model of presentation of the financials.

Related Party Transactions, page 101

2.	We note your response to our prior comment 15 and reissue it in part. Please revise this section to provide the information required by Item 4(a) of Form F-1 and Item 7.B of Form 20-F. Your revised disclosure should clearly describe the nature and extent of any transactions which are material or unusual in their nature or conditions, and the amount of outstanding loans and other information required by Item 7.B of Form 20-F, including with respect to the underlying transactions reported in the table on page 103. File any related party contract required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: We respectfully advise the staff that we have revised this section to provide the information required by Item 4(a) of Form F-1 and Item 7.B of Form 20-F.

Index to Financial Statements, page F-1

3.	We note your disclosures made in response to prior comment 16. As previously requested, also disclosure under Basis of Presentation on pages F-37 and F-97 as to whether all adjustments are of a “normal” recurring nature.

RESPONSE: We respectfully advise the staff that we updated the Basis of Presentation on pages F-37 and F-97.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Kendrew Hartanto
Chief Executive Officer